SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

For the month of May 2005 (Report 1 of 2).

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: May 27, 2005 By:* Steven R. Garman (Signature)*

Steven R. Garman

President & CEO

QI Systems Inc.

*Print name and title under the signature of the signing officer

Q3 2005 Quarterly Report: May 2005

Q3 2005 Quarterly Report: CEO Certificate

I, Steve Garman, Chief Executive Officer of QI Systems Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers´ Annual and Interim Filings) of QI Systems, Inc. for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by interim filings; and

3. Based on my knowledge, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

May 27, 2005

“Steve Garman”

__________________________

Steve Garman

Chief Executive Officer

Q3 2005 Quarterly Report: CFO Certificate

I, Matthew Yugovich, Acting Chief Financial Officer of QI Systems Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers´ Annual and Interim Filings) of QI Systems Inc. for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by interim filings; and

3. Based on my knowledge, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

May 27, 2005

“Matthew Yugovich”

__________________________

Matthew Yugovich

Acting Chief Financial Officer

Q3 2005 Quarterly Report: Management Discussion & Analysis

QI Systems Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended March 31, 2005

All figures expressed in US Dollars except where noted

May 27, 2005

Note - Financial results for the three and nine months ended March 31, 2005 have not been reviewed by the Company´s External Auditors.

The following discussion and analysis of the results of operations and financial position of QI Systems Inc. (“QI” or “the Company”) should be read in conjunction with the Company´s unaudited consolidated financial statements and the notes thereto for the three and nine months ended March 31, 2005 and the Company´s audited consolidated financial statements and notes thereto for the year ended June 30, 2004.

The Company´s financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles and the same accounting principles used for the June 30, 2004 consolidated financial statements have been used for preparing the March 31, 2005 quarter results. The Company´s reporting currency is the US Dollar. Other currencies are referenced.

Overall Performance

In the quarter ended March 31, 2005 the Company achieved sales of $96,208, which were 20% lower than sales achieved in the preceding quarter. Most of the sales posted in the quarter were to clients operating in the parking industry. Sales to clients operating in a new segment related to the bicycle industry followed. During the quarter, the Company continued working towards securing supply contracts in the gaming industry.

The Company incurred a net loss of $181,897 in the quarter ended March 31, 2005 and has incurred losses in past periods. Losses were funded mainly with trade credit (increased accounts payable) and to a lesser extent with realized accounts receivable and inventory.

Results of Operations
For the three months ended March 31, 2005

The Company´s expenses in the quarter have been reclassified to be consistent with the expense classification in the Company´s most recent audited financial statements.

Revenues during the three months ended March 31, 2005 were $96,208 derived from the sale of smart card systems and ancillary products fundamentally within the parking industry. Quarterly sales of the Company´s products decreased $23,944 or 20% with respect to sales in the preceding quarter. This decrease is primarily attributable to seasonality in a customer´s purchase pattern. Sales continue to be concentrated in a few clients. Compared to the quarter ended March 31, 2004 (“the comparative quarter”), sales increased by 26%, or $19,885. This increase in sales is the result of increased demand by a client in the parking industry. The Company expects that sales to this customer will continue to be of significance in the fourth quarter of fiscal 2005.

Cost of sales during the period was $45,790, (48% of sales) compared to total cost of sales of $12,784 (17% of sales) in the comparative quarter. Cost of sales in the comparative quarter was abnormally low due to realization of previously written-off inventory during that quarter.

During the quarter Administration expenses were $93,493, a decrease of $6,084 from the comparative period. The decrease is primarily due to reduced regulatory fees.

Development costs in the quarter ended March 31, 2005 were $57,485 compared to $54,434 in the quarter ended March 31, 2004 and $72,550 for the immediately preceding quarter. These amounts indicate a continued focus on development.

Stock-based compensation expense of $24,434 was posted in the quarter ended March 31, 2005 in connection with vesting of options granted on December 31, 2004. The same amount of stock-based compensation expense will be posted in the three following quarters, as the options vest. There was no stock-based compensation expense in the comparative quarter.

During the quarter the Company did not incur any investor relations or corporate finance expenses, as no capital raising activities took place in the period.

Sales and marketing expense in the quarter ended March 31, 2005 was $56,565 compared to $44,826 for the quarter ended March 31, 2004. The increase is due to consulting expense incurred in the quarter for sales and marketing activities.

QI recorded an operating loss of $182,849 in the quarter ended March 31, 2005 compared to an operating loss of $150,500 in the comparative period. This increase in loss is primarily attributable to increased cost of sales, stock-based compensation expense and increased sales and marketing expense. In the quarter ended March 31, 2005, QI posted a net loss of $181,897 or $0.02 per share, compared to a net loss of $149,614 in the comparative period. See above for detailed explanations.

In the quarter ended March 31, 2005 the Company received $6,762 from shareholder loans.

At March 31, 2005 the Company´s cash position was $59,927, an increase in cash of $35,793 from cash of $24,134 held on December 31, 2004. The Company had a working capital deficit of $396,850 at March 31, 2005, compared to a working capital deficit of $242,721 at December 31, 2004.

For the nine months ended March 31, 2005

Revenues during the nine months ended March 31, 2005 were $367,729 compared to sales of $236,978 in the nine months ended March 31, 2004 (“the nine-month comparative period”).

Cost of sales during the period rose to $176,631 -or 48% of sales- from $70,918, or 30% of sales in the nine-month comparative period. This increase reflects additional sales for the current period as well as inventory adjustments to write-off inventory in the current fiscal period and in connection with recovery of previously written-off inventory in the nine months ended March 31, 2004.

During the nine months ended March 31, 2005 Administration expenses were $276,649 compared to $245,502 for the comparative period. This increase results from increased management fees combined with increased salaries.

Development costs in the nine months ended March 31, 2005 were $201,350 compared to $205,366 demonstrating the Company´s continued concentration on development.

During the nine-month period the Company did not incur any investor relations or corporate finance expenses, fundamentally because of limited capital raising activities. This compares favourably to the comparative nine-month period, when $241,244 of investor relations expense and $54,548 of corporate finance expense were incurred in connection with private placements secured in the nine-month period ended March 31, 2004.

Sales and marketing expenses in the nine months ended March 31, 2005 was $167,992, compared to $123,905 in the nine months ended March 31, 2004. This difference result from the reversal of an erroneous accrual related to sales and marketing consultant expenses in 2004 and consulting expenses incurred in 2005.

Professional fees of $26,026 include legal fees incurred in the nine months ended March 31, 2005 to settle of a claim by a former officer and director disclosed as a contingent item in the Company´s audited financial statements for the year ended June 30, 2004. Other legal fees are in connection with meeting the Company´s regulatory obligations as a reporting issuer in British Columbia and Alberta, trading on the OTCBB and other corporate items. In the comparative nine-month period professional fees were $35,056.

QI recorded an operating loss of $511,114 in the nine months ended March 31, 2005, compared to an operating loss of $749,082 in the comparative nine-month period. The Company recorded a Gain on Settlement of Debt of $22,444 mostly in connection with settlement of an outstanding claim by a former officer and director in the nine months ended March 31, 2005 ($5,514 in the comparative nine-month period). In the nine months ended March 31, 2005, QI posted a net loss of $486,820, or $0.02 per share, compared to a net loss of $742,405 or $0.04 per share in the comparative nine-month period.

Summary of Quarterly Results

For the Quarter Ended

	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	March 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003
Total revenues	$96,208	$120,152	$151,369	$146,744	$76,323	$84,701	$75,954	($45,680)
(Net loss)	(181,897)	(192,308)	(112,616)	(441,490)	(149,614)	(130,231)	(462,560)	(372,273)
(Loss) per share, basic and diluted	(0.02)	(0.02)	(0.01)	(0.03)	-	-	(0.03)	(0.02)

Liquidity

QI has incurred operating losses in the last fiscal periods and its ability to continue operating as a going concern is contingent on the Company being able to raise equity or debt financing to cover operating deficits until such time as its operations become cash neutral or cash positive.

At March 31, 2005, the Company´s cash position was $59,927, with a working capital deficit of $396,850.

During the nine months ended March 31, 2005 the Company announced, subject to regulatory approval, a non-brokered private placement of 1,363,636 units at a price of $0.22 per unit for gross proceeds of US$300,000. To March 31, 2005 proceeds of $275,000 for this private placement were received by the Company, $155,000 through the conversion of the same amount of shareholder loans advanced to the Company during the quarter ended September 30, 2004. The loans were interest free. Funds received on the private placement are shown as equity under Share Capital to be Issued.

Additionally, in the current fiscal year QI received $87,300 from share capital subscribed as at June 30, 2004, and issued 396,819 common shares to this effect. The Company also received $17,200 from the exercise of 43,000 stock purchase warrants and $6,762 in shareholder loans.

As disclosed in Results of Operations, QI posted a net loss in the quarter of $181,897, and accumulated net losses for the nine months ended March 31, 2005 of $486,820. Losses in subsequent periods will only be reduced or eliminated once the Company is able to secure sales streams that are still not in place at the date of this report. Even if it achieves decreasing quarterly losses in subsequent periods, the Company may face the need to raise additional funding in the capital markets or through further short or long-term debt in the near future, until it can achieve positive cash flows from operations.

The company is not subject to debt covenants.

Capital Resources

The Company is not currently committed to further capital expenditures for the purchase of property, plant and equipment.

During the quarter ended March 31, 2005, no share purchase warrants were granted or exercised. At December 31, 2004, the Company had outstanding 5,262,938 share purchase warrants (with exercise prices ranging from $0.20 to $0.30).

No options were granted or exercised during the quarter ended March 31, 2005. On December 31, 2004, the Company granted 879,500 options to directors, officers, employees and consultants. The options have an exercise price of $0.15 per option and expire on December 31, 2009. The options vest in 25% installments at the end of each quarter, starting with the quarter ending March 31, 2005. Stock-based compensation expense of $100,339 will be expensed in four equal installments, as the options vest in calendar 2005. 197,000 options at a price of $0.50 expired on December 31, 2004. 1,980,500 share purchase options (with exercise prices ranging from $0.15 to C$2.00) remain outstanding at quarter end.

Critical Accounting Estimates

The most significant estimates made by management are related to the recoverability of accounts receivable, the value of inventories, as well as valuation assumptions related to the recovery of future tax assets and the fair value of the Company´s assets and liabilities.

Changes in Accounting Policies Including Initial Adoption

There were no changes to the Company´s critical accounting estimates or accounting policies during the quarter ended March 31, 2005.

Other MD&A Requirements

As of May 27, 2005, the Company has 22,866,416 common shares outstanding.

Additional information is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission´s website at www.sec.gov.

This Management Discussion and Analysis may contain forward-looking statements that involve risks and uncertainties. When used in this document, the words “believe,” “anticipates,” “expects” and similar expressions are intended to identify such forward-looking statements. The Company´s actual results may differ significantly from the results discussed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Q3 2005 Quarterly Report: Financial Statements

QI SYSTEMS INC.

CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED MARCH 31, 2005

NOT AUDITED OR REVIEWED BY EXTERNAL AUDITORS

QI SYSTEMS INC.

Consolidated Balance Sheets

As at March 31, 2005 and June 30, 2004

Expressed in US Dollars

Unaudited

	March 31, 2005	June 30, 2004
	($)	($)

ASSETS
Current
Cash	59,927	12,158
Receivables	26,303	30,878
Share subscriptions receivable	-	87,300
Prepaid expenses	2,921	1,550
Inventory	223,172	218,589
	312,323	350,475

Property, plant and equipment	8,963	12,481
	321,286	362,956

LIABILITIES
Current
Payables and accruals	674,841	515,168
Shareholder loans	30,684	17,125
Unearned revenue	3,648	16,279
	709,173	548,572

SHAREHOLDERS´ DEFICIENCY
Share capital	10,925,477	10,820,977
Share capital – subscribed	-	87,300
Share capital to be issued	275,000	-
Value allocated to stock options	228,254	203,169
Deficit	(11,722,660)	(11,235,840)
Cumulative translation adjustment	(93,958)	(61,222)
	(387,887)	(185,616)
	321,286	362,956

On behalf of the Board of Directors:

	“Steven R. Garman”	“Matthew Yugovich”
	Steven R. Garman, Director	Matthew Yugovich, Director

The accompanying notes are an integral part of these consolidated financial statements.

QI SYSTEMS INC.

Consolidated Statements of Operations and Deficit

For the three and nine months ended March 31, 2005 and March 31, 2004

Expressed in US Dollars

Unaudited

	Three months ended		Nine months ended
	March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004
	$	$	$	$

Revenues	96,208	76,323	367,729	236,978

Cost of goods sold	45,790	12,784	176,631	70,918
	50,418	63,539	191,098	166,060

Expenses
Administration	93,493	99,577	276,649	245,502
Development costs	57,485	54,434	201,350	205,366
Sales and marketing	56,565	44,826	167,992	123,905
Stock-based compensation	24,434	-	24,434	-
Amortization	1,296	1,177	3,793	3,569
Corporate finance	-	(287)	-	54,548
Financing costs and interest	586	4,054	1,968	5,952
Investor relations	-	(1,269)	-	241,244
Professional fees	(592)	11,527	26,026	35,056
	233,267	214,039	702,212	915,142

Operating loss	(182,849)	(150,500)	(511,114)	(749,082)
Interest income	675	(6)	1,850	1,163
Gain on settlement of debt	277	892	22,444	5,514
Net loss	(181,897)	(149,614)	(486,820)	(742,405)

Deficit, beginning of period	(11,540,763)	(10,644,736)	(11,235,840)	(10,051,945)
Deficit, end of period	(11,722,660)	(10,794,350)	(11,722,660)	(10,794,350

Loss per share – basic and diluted	(0.02)	(0.01)	(0.02)	(0.04)

The accompanying notes are an integral part of these consolidated financial statements.

QI SYSTEMS INC.

Consolidated Statements of Cash Flow

For the three and nine months ended March 31, 2005 and March 31, 2004

Expressed in US Dollars

Unaudited

	Three months ended		Nine months ended
	March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004
	($)	($)	($)	($)

Cash flows related to operating activities
Net loss for the period	(181,897)	(149,614)	(486,820)	(742,405)
Adjustments to reconcile net loss used in operations
Stock-based compensation	24,434	-	24,434	-
Gain on settlement of debt	(277)	(892)	(22,444)	(5,514)
Amortization	1,296	1,177	3,793	3,569
	(156,444)	(149,329)	(481,037)	(744,350)
Changes in non-cash working capital items
Receivables	21,847	(21,839)	4,575	(30,846)
Prepaid expenses	3,936	2,238	(1,371)	(2,649)
Inventory	23,008	2,176	(4,583)	(4,347)
Payables and accruals	136,517	(98,738)	159,673	133,152
Unearned revenue	(2,116)	7,755	(12,631)	12,268
	26,748	(257,737)	(335,374)	(636,772)

Cash flows related to investing activities	-	-	-	-

Cash flows related to financing activities
Proceeds from (repayment of) shareholder loans	6,762	(7,903)	13,591	(102,238)
Proceeds from issuance of capital	-	312,000	-	768,630
Proceeds for share capital to be issued	-	-	275,000	-
Proceeds from exercise of stock option warrants	-	-	17,200	-
Proceeds from share capital subscribed	-	-	87,300	-
	6,762	304,097	393,091	666,392
Effect of foreign currency translation on cash	2,283	(4,437)	(9,948)	(6,409)
Net increase (decrease) in cash	35,793	41,923	47,769	23,211
Cash and cash equivalents (cash deficiency), beginning of period	24,134	(27,562)	12,158	(8,850)
Cash and cash equivalents, end of period	59,927	14,361	59,927	14,361

The accompanying notes are an integral part of these consolidated financial statements.

QI SYSTEMS INC.

Notes to the Consolidated Financial Statements

March 31, 2005

Expressed in US Dollars

Unaudited

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and do not include all information and footnote disclosures required for an annual set of financial statements.

In the opinion of management, all adjustments necessary for fair presentation of the Company´s financial position, results of operations and cash flows as at March 31, 2004 and for other periods presented, have been included.

Interim results are not necessarily indicative of the results to be expected for the fiscal year as a whole.

These unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company´s audited financial statements for the fiscal year ended June 30, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies used in the most recent annual financial statements.

3. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.